Exhibit 99.1

April 13, 2020

Virgil Roberts, Board Chair

Wayne-Kent A. Bradshaw, Chief Executive Officer

Broadway Financial Corporation

5055 Wilshire Boulevard, Suite 500

Los Angeles, CA 90036

Subject:	Offer to Acquire Broadway Financial Corporation

Gentlemen:

We are pleased to submit this letter (the “Letter”) to set forth certain nonbinding understandings and binding agreements between The Capital Corps, LLC (“The Capital Corps” or the “Purchaser”) and Broadway Financial Corporation (“Broadway” or the “Company”) relating to, amongst other things, the acquisition by The Capital Corps of the Company (the “Proposed Transaction”).

The Proposed Transaction would represent an important, positive outcome for Broadway and the Los Angeles community—its underbanked populations in particular. Our goal is to enable Broadway Federal Bank, FSB (the “Broadway Federal Bank”) to continue to operate as a Minority Depository Institution and Community Development Financial Institution headquartered in Los Angeles that serves minority and low-income communities. The Capital Corps intends to enable Broadway to better serve its existing clients and potential clients, including consumers and small businesses, with expanded capabilities and services. Our leadership includes diverse, accomplished bankers and community leaders able to ensure Broadway remains well capitalized, well managed, and able to meet the unmet needs of Broadway’s market in the years to come.

The Capital Corps is a Community Development Financial Institution certified by the United States Department of the Treasury to expand access to capital to African-American, Hispanic/Latino, and low-income borrowers and communities. The Capital Corps and its wholly owned subsidiaries have approximately 500 employees in over three dozen offices across ten states and have made thousands of loans to minority and low-income borrowers throughout Los Angeles and the broader region.

The Capital Corps and its leadership have closed and funded dozens of acquisitions totaling several billions of dollars. This includes the acquisition of multiple banks, thrifts, and their holding companies which have required the approval of the Federal Reserve Board and Office of the Comptroller of the Currency (“OCC”). The Capital Corps plans to finance the Proposed Transaction with existing capital and capital from our financial partners. We intend to further improve the stability and soundness of Broadway through the introduction of retail accounts to the bank to increase core deposits and improve the quality of the bank’s overall funding. The Proposed Transaction, as we contemplate it, will result in Broadway Federal Bank substantially reducing its concentration of commercial real estate mortgages, increasing its liquidity, and reducing its reliance on Federal Home Loan Bank borrowings. This will enable Broadway to better serve minority and low-income communities for generations to come.

https://www.thecapitalcorps.com

PART I – NON-BINDING PROVISIONS

The following numbered paragraphs set forth in Part I of this Letter (collectively, the “Nonbinding Provisions”) reflect our mutual understanding of the matters described in them, and are not intended to create or constitute any legally binding agreements between the Purchaser and Company with respect to the Proposed Transaction or otherwise, and neither Purchaser nor Company shall have any liability to the other party with respect to the Nonbinding Provisions. If a form of definitive purchase agreement and other related documents (collectively, the “Definitive Agreement”) is not prepared, authorized, executed or delivered for any reason with respect to the Proposed Transaction, no party to this Letter shall have any liability to any other party to this Letter based upon the Nonbinding Provisions.

1.        Execution of Definitive Agreement. Purchaser and Company will negotiate in good faith to agree upon a Definitive Agreement setting forth in detail the terms and conditions governing the Proposed Transaction, which terms and conditions will not be materially inconsistent with this Letter. If Purchaser and Company are unable to negotiate and prepare a mutually agreeable Definitive Agreement within ninety (90) days following the date this Letter was signed by Seller, and this Letter is not extended by written agreement, this Letter will terminate and neither Purchaser nor Company will have any further obligations or liability under this Letter, except with respect to Part II, paragraphs 5, 6, 7, 8, 9 and 10. The execution date of the Definitive Agreement shall be the “Execution Date”.

2.        Purchase Price. Consistent with Purchaser’s letters dated February 10, 2020 (the “Initial Letter”) and February 19, 2020, Purchaser’s will acquire Broadway for (a) $48.8 million (the “Purchase Price”), or approximately $1.75 per share, less (b) the sum of (i) all Transaction-Related Expenses (defined below) over 2% of the Purchase Price plus (ii) any reduction in Broadway’s book value subsequent to December 31, 2019 through the execution of the Definitive Agreement. The Purchase Price represents a premium of approximately 33% to the 30-Day average closing price of the Company’s common stock.

“Transaction-Related Expenses” shall include professional fees, change-of-control obligations, or severance liabilities incurred by Broadway since the date of the Initial Letter, including any extensions of change-of-control or severance obligations to management pursuant to amendments to or extensions of existing contracts. Reductions in book value include, but are not limited to, reductions due to operating losses, credit losses, write-downs or write-offs of DTAs or net operating losses, loan impairments, litigation or other reserves, or other items that decrease book value pursuant to generally accepted accounting principles.

3.        Closing. Purchaser and the Company will close the transaction within thirty (30) days following the execution of the Definitive Agreements and receipt of all necessary shareholder and regulatory approvals. (the “Closing”).

PART II – BINDING PROVISIONS

Upon execution by the Company of this Letter or counterparts thereof, the following numbered paragraphs set forth in Part II of this Letter (collectively, the “Binding Provisions”) will constitute the legally binding and enforceable agreement between Purchaser and Company in recognition of the significant cost to be borne by Purchaser and Company in pursuing the Proposed Transaction and further consideration of their mutual undertakings as to the matters described herein.

4.       Nonbinding Provisions Not Enforceable. The Nonbinding Provisions set forth in Part I of this Letter do not create or constitute any legally binding obligation between Company and Purchaser, and neither Company nor Purchaser shall have any liability to the other party with respect to the Nonbinding Provisions. If the Definitive Agreement is not prepared, authorized, executed or delivered for any reason, no party to this Letter shall have any liability to any other party to this Letter based upon, arising from, or relating to the Nonbinding Provisions.

5.       Notification; Conduct of Business. In consideration of the substantial expenditures of time, effort, and expenses to be undertaken by Purchaser in pursuing the Proposed Transaction, Company agrees that during the period commencing on the date this Letter was signed by the Company and ending on the earlier of the Execution Date and the termination of this Letter (the “Subject Period”), Company will promptly inform Purchaser if it, its representatives, or any of its subsidiaries initiates, communicates, or is approached with respect to, or otherwise made aware of, any solicitation, discussions or inquiries concerning any acquisition of Company or any subsidiary of Company, the issuance of any securities of Company or any subsidiary of Company or any part of the assets or properties of Company or any of its subsidiaries outside the ordinary course of its business, or any merger, consolidation, liquidation, dissolution or similar involving Company or any of its subsidiaries or their assets, or to assist in or participate in, facilitate or encourage any efforts or attempts by any other person to do or seek to do any of the foregoing.

In addition, during the Subject Period, Company will use commercially reasonable efforts and shall cause its subsidiaries to use commercially reasonable efforts to preserve intact their respective business organizations and the goodwill of customers, suppliers and others having business relations with them.

6.       Waiver. Based on the Company’s desire to pursue the proposed transaction and in consideration of the time and expense Purchaser will invest in furtherance of the proposed transaction prior to the execution of the Definitive Agreement, the Company and its Board of Directors agree to waive all restrictions, limitations, penalties, and triggers applicable to the purchase of the Company’s securities in the open market by Purchaser and its affiliates pursuant to the Company’s Rights Agreement and Certificate of Designation dated September 10, 2019. Purchaser understands it remains subject to all relevant laws and regulations relating to bank holding companies and securities transactions.

7.       Access to Books and Records. During the Subject Period, Company agrees to provide Purchaser and its authorized representatives with reasonable access to the properties of Company and its subsidiaries upon reasonable prior notice and to make its management and other employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with Purchaser and its authorized representatives regarding the properties and business of Company and its subsidiaries, and Company agrees to disclose or make available to Purchaser all books, papers and records relating to the assets, properties, operations, contracts, obligations and liabilities of Company and its subsidiaries, as Purchaser may from time to time reasonably request. Purchaser and its representatives will conduct such investigations and inspections of Company and its subsidiaries in a reasonable and businesslike manner that will be least disruptive to the daily operations of Company and its subsidiaries, and in accordance with law.

8.       Confidentiality. Purchaser and Company will, and will cause their respective representatives to, hold in strict confidence and not disclose, without prior written consent of the other party, information (the “Confidential Information”), whether written or oral, that Purchaser and Company, and their respective representatives, sources of capital, investors, officers, directors, consultants, advisors, agents or affiliates receive or have received from Company and Purchaser, respectively, or are or were privy to, which is not publicly available, including, without limitations, (a) any information concerning the existence, terms or substance of this Letter, except as may be required by law or requested by a regulatory authority (including pursuant to Purchaser’s obligations with respect to filing a Form 13-D/A), (b) any information concerning the Proposed Transaction and (c) any information obtained by Purchaser or its representatives in the course of any due diligence of Company or its subsidiaries and affiliates, except as may be required by law. This provision will not restrict Purchaser’s ability to disclose Confidential Information to prospective equity owners or parties providing financing to Purchaser, provided that such persons agree to restrict any further distribution thereof except as to their representatives, officers, directors, agents or affiliates for use in connection with the Proposed Transaction. The term “Confidential Information” does not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public, (ii) was available on a nonconfidential basis from a source other than Company or Purchaser, as the case may be, or (iii) was independently acquired or developed without violating any obligations under this Letter. The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

9.       Publicity. It is understood that, except as otherwise required by law or regulation Purchaser and Company will not make, and they will use their respective best efforts to cause their representatives, officers, directors, agents or affiliates to refrain from making any public disclosure with respect to the execution of this Letter or the transactions contemplated hereby, until such time as to the parties have executed a Definitive Agreement or such disclosure is determined in good faith to be required by such party under applicable law. Any press release or other public disclosures relating to the execution of the Definitive Agreement shall be made as specified in the Definitive Agreement. The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

10.       Expenses. Each party hereto shall pay its own costs and expenses incurred in connection with the negotiation, preparation of agreements and consummation of the Proposed Transaction, including, but not limited to all fees and expenses of their respective agents, representatives, counsel and accountants. The provisions of this paragraph will survive any termination of this Letter or the Definitive Agreement.

11.       Amendment, Modification or Extension. The Binding Provisions of this Letter may not be amended, modified, or extended, nor may any of its terms be waived, except by a written instrument signed by all of the parties hereto.

12.       Multiple Counterparts. For the convenience of the parties hereto, this Letter may be executed in multiple counterparts, each of which will be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart will bear the execution of each of the parties hereto, will be deemed to be, and will be construed as, one and the same. A telecopy or facsimile transmission of a signed counterpart of this Letter shall be sufficient to bind the party or parties whose signature(s) appear thereon.

13.        Effective Date; Termination.

(a)       The Letter will be effective only if (i) it is executed by Company and (ii) a fully executed copy of the Letter is returned to Purchaser on or before the date and time set forth below.i

(b)       This Letter may be terminated by mutual written consent at any time or by written notice of one party to the other if the Definitive Agreement shall not have been executed and delivered by the date ninety (90) days after the date this Letter was signed by Company. Upon termination of this Letter in accordance with its terms, neither Purchaser nor Company shall have any further obligation or liability hereunder, except with respect to paragraphs 5, 6, 7, 8, 9 and 10, which shall survive any such termination; provided, however, that the termination of this Letter shall not affect the liability of a party of a breach of any of the Binding Provisions set forth in Part II prior to such termination. It is understood that this Letter will also terminate upon execution and delivery of the Definitive Agreement.

14.       Certain Representations. By executing this letter of intent, (i) Company represents and warrants that there are no agreements regarding the issuance of shares or membership interests of the Company, or a sale, acquisition or merger of Company or other material assets or shares of Company, except for this Letter, and that Company is under no obligation to acquire a material amount of assets from a third party, (ii) that it intends to act in good faith and deal fairly with Purchasers in negotiating a Definitive Agreement consistent with all the terms outlined in this letter, and (iii) each party represents and warrants that it is duly authorized to execute this Letter, that the Letter has been validly executed and delivered and that the Letter, to the extent provided herein, is a valid and binding obligation of such party enforceable in accordance with its terms, and does not conflict with or violate any agreement with any other person.

*    *    *    *

The non-binding indication of interest expressed in this Agreement is applicable only until 5:00 pm on April 20, 2020, at which point if we haven’t heard from you, we will treat it as withdrawn.

Sincerely,

	/s/ Antonio Villaraigosa	/s/ Everett Bell
	Mayor Antonio Villaraigosa	Rev. Everett Bell
	Board Chair	Community Advisory Board Chair
	The Capital Corps, LLC	The Capital Corps, LLC

	/s/ Thedora Nickel	/s/ Carlos Salas
	Thedora Nickel	Carlos Salas
	Executive Director	Director, The Capital Corps, LLC
	The Capital Corps, LLC	Board Chair, Commerce Home Mortgage, LLC

cc:	Jeffrey J. Wishner
Keefe, Bruyette & Woods

Agreed and Accepted:

April __, 2020

By: _________________________

Name:

Company:

Title:

i Broadway’s disclosures in its recently issued Form 10-K Annual Report raise important issues concerning the timing and urgency of the Proposed Transaction. An extended process could introduce significant risks to the Proposed Transaction as well as to Broadway’s shareholders. Therefore, this offer letter is time sensitive as is the consummation of the Proposed Transaction.

In particular, the disclosures relating to Broadway’s potential inability to obtain and retain sufficient operating cash at its holding company and the foreseeable impacts of the COVID-19 pandemic on Broadway’s future financial condition and operations highlight increasing risks to Broadway shareholders, to the Purchasers, and to the Proposed Transaction over time. We are concerned that based on Broadway’s operating losses for the fiscal year 2019 and the economic distress in the financial markets and Los Angeles economy resulting from the COVID-19 pandemic, the value of Broadway’s Deferred Tax Asset (“DTA”) may be put at risk, unnecessarily, should Broadway continue to delay negotiations with Purchasers in favor of reporting additional quarters of negative net income. This would jeopardize Broadway’s book value and the value of The Capital Corps’ offer. As of December 31, 2019, Broadway’s DTA is valued at $5.22 million or approximately $0.18 per share. The Capital Corps seeks to conduct an expeditious process and close the Proposed Transaction without unnecessary delays. This provides Broadway and its shareholders the greatest opportunity to preserve the value of its DTA should its operating results continue to suffer, thereby keeping the value of Broadway intact for potential acquirers.

Moreover, The Capital Corps is concerned that Broadway’s liquidity is at risk, or, at a minimum, Broadway’s ability to meet existing obligations to debtholders at its holding company may be based solely on the willingness of the Office of the Comptroller of the Currency (“OCC”) to grant multiple, discretionary approvals of required regulatory applications Broadway must submit under the OCC’s capital distribution regulations. As of December 31, 2019, Broadway maintained approximately $134 thousand in cash and cash equivalents and $4.335 million in junior subordinated debentures (the “Subordinated Debentures”) at its holding company. The Subordinated Debentures require repayment of $1.02 million of principal in each of 2020, 2021, 2022 and 2023 as well as the payment of quarterly interest. Bank regulations require Broadway Federal Bank to make an application to the OCC for approval to pay a dividend to Broadway’s holding company if Broadway seeks to make capital distributions from the bank that exceed the bank’s net income in that year plus its retained income for the preceding two years. Broadway’s net income was ($206) thousand and $815 thousand in 2019 and 2018, respectively. Meanwhile, Broadway Federal Bank paid dividends to its holding company totaling $2.25 million in 2019 and 2018 against cumulative net income of $609 thousand during that two-year period, resulting in retained earnings of ($1.65) million during the period. Broadway will have to earn significant positive net income in 2020 to ensure the Company is able to meet its obligations under the Subordinated Debentures.

The liquidity challenges at Broadway’s holding company are made more difficult and uncertain by the expected negative impacts of the COVID-19 pandemic on Broadway’s business and the risk that during a period of global economic distress the OCC becomes unwilling to allow Broadway to shrink its balance sheet and pay excess dividends from the bank to its holding company to pay off debt holders.

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